UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Website Pros, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

94769V105

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP NO. 94769V105

1)	NAME OF REPORTING PERSON George J. Still, Jr.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 851,623
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 851,623
(8) SHARED DISPOSITIVE POWER 0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 851,623
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2%
12)	TYPE OF REPORTING PERSON IN

13G

CUSIP NO. 94769V105

1)	NAME OF REPORTING PERSON Promod Haque
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 851,623
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 851,623
(8) SHARED DISPOSITIVE POWER 0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 851,623
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2%
12)	TYPE OF REPORTING PERSON IN

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Item 1	(a)	Name of Issuer:

Website Pros, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

12735 Gran Bay Parkway West Jacksonville, FL 32258

Item 2	(a)	Name of Person Filing:

1. George J. Still, Jr. 2. Promod Haque

Item 2	(b)	Address of Principal Business Office or, if None, Residence:

1.      George J. Still, Jr.

         c/o Norwest Venture Partners

         525 University Avenue, Suite 800

         Palo Alto, CA 94301

2.      Promod Haque

         c/o Norwest Venture Partners

         525 University Avenue, Suite 800

         Palo Alto, CA 94301

Item 2	(c)	Citizenship:

1. George J. Still: United States of America 2. Promod Haque: United States of America

Item 2	(d)	Title of Class of Securities:

Common Stock

Item 2	(e)	CUSIP Number:

94769V105

Item 3	Not Applicable

Item 4	Ownership:

(1) George J. Still, Jr.: At December 31, 2007, George J. Still, Jr. may be deemed to have beneficially owned 851,623 shares of Common Stock consisting of the following: (1) 381,989 shares of Common Stock by virtue of his status as a managing partner of Itasca VC Partners VII-A, LLC (“Itasca VC VII-A”), the general partner of Norwest Venture Partners VII-A, LP (“NVP VII-A”), the record owner of such shares; (2) 288,376 shares of Common Stock by virtue of his status as a managing partner of Itasca VC Partners VII, LLP (“Itasca VC VII”), the general partner of Norwest Venture Partners VII, LP (“NVP VII”), the record owner of such shares; and (3) 181,258 shares of Common Stock by virtue of his status as a managing partner of Genesis VC Partners IX, LLC (“Genesis VC IX”), the general partner of Norwest Venture Partners IX, LP (“NVP IX”), the record owner of such shares. This amount represents 3.2% of the total shares of Common Stock outstanding at that date.

(2) Promod Haque: At December 31, 2007, Promod Haque may be deemed to have beneficially owned 851,623 shares of Common Stock consisting of the following: (1) 381,989 shares of Common Stock by virtue of his status as a managing partner of Itasca VC VII-A, the general partner of NVP VII-A, the record owner of such shares; (2) 288,376 shares of Common Stock by virtue of his status as the managing partner of Itasca VC VII, the general partner of NVP VII, the record owner of such shares; and (3) 181,258 shares of Common Stock by virtue of his status as the managing partner of Genesis VC IX, the general partner of NVP IX, the record owner of such shares. This amount represents 3.2% of the total shares of Common Stock outstanding at that date.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

Not applicable.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 11, 2008

By:	/s/ Kurt L. Betcher
Kurt L. Betcher, as Attorney-In-Fact
For George J. Still, Jr.

AGREEMENT

The undersigned hereby agree that this Amendment No. 2 Schedule 13G to which this Agreement is attached shall be filed by George J. Still, Jr. on his own behalf and on behalf of Promod Haque.

Dated: February 11, 2008

/s/ Kurt L. Betcher
Kurt L. Betcher, as Attorney-in-fact for George J. Still, Jr.

/s/ Kurt L. Betcher
Kurt L. Betcher, as Attorney-in-fact for Promod Haque